SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

     TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF) # 02.558.154/0001 -29
Company’s Registrar (NIRE) # 53.300.005.761
Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
held on February 22, 2006

Date, Time and Venue:

On the twenty-second (22) of February, 2006, at 2:00 p.m., in the headquarters of Tele Norte Celular Participações S.A. (“Tele Norte” or “Company”) at SCN, Quadra 04, Bloco B, No. 100 – Centro Empresarial VARIG – Torre Oeste – Parte A – 7º Andar – sala 702, in Brasilia, DF.

Call Notice:

The meeting was duly called as per Call Notice published as required under the terms of article 123, sole paragraph, letter “c”, of Law # 6,404/76, in the newspapers “Diário Oficial do Distrito Federal” and “Valor Econômico” in their editions of 20, 23 and 24 of January, 2006, which are filed in the Company’s headquarters.

Second Re-Ratification Notice of the Call Notice published as required under the terms of article 123, sole paragraph, letter “c”, of Law # 6,404/76, in the newspapers “Diário Oficial do Distrito Federal” in the editions of 25, 26 and 30 of January, 2006 and “Valor Econômico”, in the editions of 25, 26, 27, 28 and 29 of January, 2006, which are filed in the Company’s headquarters.

Attendance:

Shareholders representing more than 72% of Tele Norte voting capital stock, as evidenced by signatures in the Shareholders’ Attendance Book.

Presiding Board:

After the meeting was called to order by the Chief Executive Officer, Mr. Aloysio José Mendes Galvão, shareholders representing most of the voting capital stock elected Mr. Sergio Ros Brasil to be the Chairman, and he invited Mr. Guilherme Pacheco de Britto to serve as a Secretary.

Agenda:

(1)	Destitution of Board of Directors’ members , and election of new members; and

(2)	Election of Chairman and Vice Chairman of the Board of Directors ;

Resolutions:

This General Meeting, was adjourned immediately after it was called to order upon request of the shareholder Telpart Participações S.A. (“Telpart”), and was recalled to order at 4:00 pm.

After recalling the meeting to order, the Chairman of the Meeting proposed that the Minutes of this Ordinary and Extraordinary General Meeting be drawn in summary form according to the provisions of Article 130, Paragraph One, of Law # 6,404/76, allowing opinions and counterparts to be presented, which was unanimously approved by the attending shareholders.

Subsequently, Telpart read the notice subscribed by its shareholder TPSA do Brasil Ltda., which is filed in the Company’s headquarters, and in which it is claimed that the vote of Telpart’s representatives would be impaired, once Telpart’s Bylaws establishes that it is incumbent upon the General Meetings to instruct the vote of its representatives in its subsidiaries’ General Meetings and deliberate on the choice of its managers, which did not happen in this case. As a consequence, it was demanded that Telpart’s representatives take all the necessary measures to suspend the current meeting, or remove all the items from the agenda.

In light of this, Telpart, responding to the notice received, proposed that the current meeting be adjourned until March 20, 2006, at 2:00 pm, the minimum deadline for Telpart to hold a General Meeting, to instruct the vote of their representatives to be announced in the next General Meeting.

Telpart’s proposal was unanimously approved, with the abstention of the following shareholders: Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, MLC Limited, CNA Capital International EM Equity Trust, Virginia Retirement System, Capital Guardian EM MKTS. R. EQ. FD. FOR TAXE.TS, Capital Guardian Emerg MKTS Equi Mast FD, Capital Guardian E.M. EQ DC M. FD, Capital Internat. Emerg. Markets Fund, Capital G. EM. Mark Eq. FOR TAX EXEMPT TRU, Emerging Markets Growth Fund Inc and Philips Electronics N.A. Corp Mastes Ret Tru.

The Chairman of the meeting declared Telpart’s proposal was unanimously approved, and, as a consequence, adjourned the meeting until March 20, 2006, at 2:00 pm, exempt form a new call. The Company’s management must publish the relevant notice to shareholders, indicating that this meeting will be recalled to order on the aforementioned date and time, in the Company’s headquarters, listing items integrating the agenda.

CLOSING STATEMENT:

Having no further issues to address, the Chairman offered the floor to the attending members and there being no further resolutions, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Chairman, the secretary and all the attending shareholders,. Shareholders authorized the publication of these Minutes without their signatures.

Brasília, February 22, 2006.

Sergio Ros Brasil	Guilherme Pacheco de Britto
Chairman	Secretary

Attending shareholders:

Telpart Participações S.A.

Caixa Previdenciária dos Funcionários do Banco do Brasil - PREVI

Citigroup Venture Capital International Brazil LP

Parcom Participações S.A.

Opp I FIA

Opportunity Special FIA

Danielle Silbergleid Ninio

Marcos Nascimento Ferreira

MLC Limited, CNA Capital International EM Equity Trust, Virginia Retirement System, Capital Guardian EM MKTS. R. EQ. FD. FOR TAXE.TS, Capital Guardian Emerg MKTS Equi Mast FD, Capital Guardian E.M. EQ DC M. FD, Capital Internat. Emerg. Markets Fund, Capital G. EM. Mark Eq. FOR TAX EXEMPT TRU, Emerging Markets Growth Fund Inc, Philips Electronics N.A. Corp Mastes Ret Tru, represented by Mr. George Washington Tenório Marcelino.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ricardo Del Guerra Perpetuo

Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and
Head of Investor Relations